Exhibit 99.1

NIO Inc. Announces Completion of Offering of American Depositary Shares

SHANGHAI, China, June 15, 2020—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer in China’s premium smart electric vehicle market, today announced the completion of the offering of 72,000,000 American depositary shares (the “ADSs”), each representing one Class A ordinary share of the Company (the “ADS Offering”), at a price of US$5.95 per ADS. The Company has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 10,800,000 ADSs.

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are acting as the joint book-running managers for the ADS Offering.

The ADSs have been offered under the Company’s shelf registration statement on Form F-3 (the "Form F-3") which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on June 9, 2020. The ADS Offering has been made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from (1) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, Attention: Prospectus Department; (2) Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, NY 10010-3629, United States of America, Attention: Prospectus Department; and (3) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

NIO plans to use the net proceeds from the ADS Offering mainly to fund its cash investments in NIO China, as well as other working capital needs. The Company expects NIO China to use the cash investments for research and development of products, services and technology, development of our manufacturing facilities and roll-out of our supply chain, operation and development of our sales and service network and general business support purpose.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric Coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com